**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated July 15, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **CHANGE TO THE BOARD OF DIRECTORS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

15 July 2013

CHANGE TO THE BOARD OF DIRECTORS

In compliance with Paragraph 3.59(b) of the JSE Listings Requirement, shareholders are advised of the resignation of Mr Anthony Martin O'Neill ('Tony') as an executive director from the Board of Directors with effect from 19 July 2013. In addition he has decided to take early retirement and will be relinquishing his position at the company as Executive Vice President: Business and Technical Development. Mr O'Neill last working day at the company will be 19 July 2013.

Tony leaves having fulfilled his commitment to assist in the transition of AngloGold Ashanti's new leadership team, which was announced in May. He has served AngloGold Ashanti and its stakeholders with distinction over his five years at the company, providing a wealth of industry experience and technical capability to the board and its committees, as well as to the management team.

"Tony stepped in and played a vital role as Acting Joint Interim Chief Executive earlier this year and helped make sure that there was a seamless transition at AngloGold Ashanti. As a board we are very grateful for the role that he has played leading innovation and exploration over the past 5 years and we are sure that we will continue to reap the benefits of his work for many years to come", Mr Tito Mboweni, AngloGold Ashanti Chairman said.

"AngloGold Ashanti has benefited greatly from having one of the mining industry's most gifted engineers and leaders to help guide it through a challenging operating environment," Chief Executive Officer Mr Srinivasan Venkatakrishnan added, "His input at every level has been greatly valued and he will be greatly missed."

Mr O'Neill joined AngloGold Ashanti in July 2008 with 30 years' experience in the industry. As Executive Vice President: Business and Technical Development where he had full accountability for a wide global portfolio ranging from Exploration, Innovation & Improvement, Business Development, Project Capital, Asset Management, Business Knowledge & Information Technology, Supply Chain and Safety & Environment.

Mr O'Neill was appointed as an executive director on 20 February 2013 and as Joint Acting Chief Executive Officer with Mr Venkatakrishnan with effect from 1 April 2013, following the resignation of Mr Mark Cutifani as CEO on 31 March 2013. Prior to that, Mr O'Neill was Executive Vice President: Business and Technical Development, a position he reverted to following the appointment of Mr Venkatakrishnan as Chief Executive Officer on 8 May 2013.

JSE Sponsor: UBS South Africa (Pty) Limited
ENDS

Contacts

Media	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com
Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com Mike
Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 15, 2013

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary